SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Corp. Tax ID (CNPJ/MF): 00.108.786/0001-65
Corporate Registry: 35.300.177.240
Publicly-Held Company
Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. are hereby invited to meet at the Extraordinary Shareholders’ Meeting, to be held on December 14, 2006, at 11:00 am, at the Company’s headquarters, at Rua Verbo Divino, 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

1)     To ratify the increase of the Company’s capital stock approved by the shareholders at the Extraordinary Shareholders’ Meeting held on October 30, 2006, from R$3,548,541,327.17 to R$4,085,564,727.29, resulting from the issuance of 1,355,713 common and 23,010,140 preferred shares, all non-par, registered, book-entry shares;
2)     To amend the wording of the caput of article 5 of the Company’s Bylaws to reflect the ratifications of the Company’s capital stock increases referred to in item (1) above; and
3)     To consolidate the Company’s Bylaws.

Shareholders whose shares are in the physical custody of the Stock Exchange who wish to participate in this ESM should present a statement issued by December 13, 2006, detailing their respective share ownership, provided by the custodian body.

São Paulo, November 27, 2006.

Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.